Filed by Rockville Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Financial Bancorp, Inc.

SEC Registration Statement No.: 000-52947

United Bank & Rockville Bank Merger

Frequently Asked Questions from Employees

New Questions & Answers as of 12.06.13

1. When will this merger be finalized?

Now that we have announced the merger, Rockville Bank and United Bank are beginning the process of obtaining regulatory and shareholder approval. We anticipate the legal closing of the merger to take place sometime in the first half of 2014. If it is approved by regulators and shareholders, we are preparing for the conversion to take place in the 4th quarter of 2014.

2. We know there will be position eliminations as a result of this merger. When will those decisions be made?

Over the next couple of months, Rockville and United will be working collaboratively on creating and implementing a staffing process when it comes to making these critical employment decisions.

As you know, since announcing the merger, we have been very straightforward that change is inevitable when it comes to the combined bank and there will be some position eliminations as back office functions and branches are consolidated to create efficiencies. It’s never an easy decision to make and that is why we will develop a detailed plan to follow for the position selection process.

There will be no position eliminations related to this merger prior to legal close, which we anticipate to occur sometime in the first half of 2014. In fact, this process of evaluating existing positions will take several months, especially since the conversion is not likely to happen until sometime in the 4th quarter of 2014.

Employees will be notified at least 90 days in advance if their position is being eliminated. We also want you to know that just because your department might be moving its office to another location, this does not mean your position is being eliminated.

We know job security is causing uncertainty for you right now. That is why we are committed to sharing information about the ongoing efforts in the staffing process and as decisions are made that impact employees.

3. Have there been any decisions made when it comes to which departments will be moving and where they are going?

No final decisions have been made as to where departments will be located. A Space & Programming Committee has been established to evaluate and assess current department locations. Their work is ongoing and a lot more studying needs to take place to ensure the decisions we make will result in greater efficiencies for the combined bank. The timing of when identified departments will relocate also takes careful consideration. When final decisions are made, we will communicate them to you as soon as possible.

4. We know there is branch overlap for Rockville and United. When will we know which branches are closing?

Consolidating branches to create efficiencies for the combined bank requires careful consideration. We are still in the evaluation process and you – as well as our customers – will be made aware of any decisions well in advance when it comes to consolidating branches. Closing branches also requires regulatory approval so making these consolidations will not happen right away. As for the Branch teams based at locations we choose to consolidate, our goal is to find a comparable position for impacted employees at the new United Bank.

5. Will there be a “retention bonus” for employees?

In special circumstances, Rockville and United will offer “retention bonuses” to employees who are in a position that is critical to the success of the systems integration. We will provide more information on retention bonuses over the next couple of months.

6. If my job is eliminated, would I be eligible for unemployment?

When it comes to unemployment benefits, the Human Resource Departments at Rockville and United will provide all impacted employees the information and guidance they need relating to next steps if their position is eliminated. In addition, both banks will offer impacted employees outplacement/career transition benefits.

7. If I lose my job as a result of this merger, will I receive a severance package?

Full-time Rockville and United employees who are impacted by position eliminations as a result of the merger will be supported with a severance package.

Employees shall receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at Rockville or United, with a minimum of 12 weeks of base pay and a maximum equal to 52 weeks of base pay. Fractional years of service shall be rounded up to the nearest full year.

Rockville and United will also offer impacted employees who lose their jobs due to this merger outplacement/career transition benefits.

8. What if I am a Rockville employee who is interested in a United position or vice/versa…will there be a defined process in place that allows for crossover for United and Rockville employees?

This is something we are currently studying to see if and how we can provide this opportunity for Rockville and United employees. More information is forthcoming.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Rockville’s or United’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving United and Rockville, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither Rockville nor United assumes any duty to update forward-looking statements. In addition to factors previously disclosed in Rockville’s and United’s reports filed with the Securities and Exchange Commission, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Rockville and United shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Rockville and United businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures;

economic conditions; changes in Rockville’s stock price before closing, including as a result of the financial performance of United prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information for Stockholders

In connection with the proposed merger, Rockville will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Rockville and United and a prospectus of Rockville, as well as other relevant documents concerning the proposed transaction. Rockville and United will mail the joint proxy statement/prospectus to their stockholders. SHAREHOLDERS OF ROCKVILLE AND UNITED ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Rockville and United at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Rockville’s website at www.rockvillefinancialinc.com under the section “SEC Filings” or at United’s website at www.bankatunited.com under the tab “About Us” and then “Investor Relations,” and then under the heading “SEC Filings.”

Rockville, United and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Rockville’s and United’s shareholders in connection with the proposed merger. Information about the directors and executive officers of Rockville and their ownership of Rockville common stock is set forth in the proxy statement for Rockville’s 2013 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 4, 2013. Information about the directors and executive officers of United and their ownership of United common stock is set forth in the proxy statement for United’s 2013 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on March 13, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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